UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated March 1, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated February 1, 2011.

•	Press Release dated February 3, 2011.

•	Press Release dated February 22, 2011.

•	Press Release dated February 25, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 1, 2011	By:	/s/ “Alison T. Love”
Alison T. Love

2

NEWS RELEASE
Enbridge to acquire 20 MW of solar energy from First Solar
CALGARY, ALBERTA and TEMPE, ARIZONA—(February 1, 2011)—Enbridge Inc. (TSX, NYSE: ENB) and First Solar Inc. (NASDAQ: FSLR) announced today that they have entered into agreements for Enbridge to acquire two new solar energy projects from First Solar. The two projects—the Tilbury Solar Project and the Amherstburg II Solar Project—are both in Ontario, Canada, and together, have a generating capacity of 20 megawatts (MW). Enbridge’s investment in the Tilbury and Amherstburg Solar Projects is approximately C$90 million.
“Following closely on the heels of the successful completion of our 80-MW Sarnia Solar Project, we’re pleased to add another 20 MW of solar generating capacity to our renewable energy portfolio,” said Al Monaco, President, Gas Pipelines, Green Energy & International, Enbridge Inc. “We think the fundamentals of the renewable energy business are strong as electricity demand will continue to grow, and renewable energy is well positioned to meet a significant portion of the demand.”
“These agreements demonstrate continued momentum in First Solar’s project development business,” said Frank DeRosa, First Solar Senior Vice President of North American project development. “We are very pleased to extend our relationship with Enbridge that began with Sarnia, and to work together to increase renewable energy generation in Canada.”
The 5-MW Tilbury Solar Project is located in Tilbury, Ontario. First Solar completed construction on this project in December 2010.
The Amherstburg II Solar Project is located in Amherstburg, Ontario, which is about 70 kilometers from Tilbury. It consists of two separate facilities that, together, total 15 MW. Construction is expected to begin in March 2011, and to be completed in Q3 2011.
Under the terms of the agreements, First Solar constructed (and, in the case of the Amherstburg II Solar Project, will construct) the projects under fixed-price engineering, procurement and construction (EPC) contracts, utilizing its advanced thin film photovoltaic technology. First Solar will also provide operations and maintenance services to Enbridge under long-term contracts. Enbridge will sell the facilities power output to the Ontario Power Authority pursuant to 20-year Power Purchase Agreements under the terms of the Ontario Government’s Renewable Energy Standard Offer Program.
TILBURY SOLAR ENERGY PROJECT AT A GLANCE:
(data provided by Enbridge)
Capacity peak: about 5 MW
Project area: 87 acres (35 hectares)
Net area of solar panels on site: 15 acres (6.1 hectares)
Approximate number of solar panels: 89,000
Annual yield: around 7 million kWh (corresponding to the annual consumption of about 800 homes)
CO2 savings: about 2,500 tonnes per year
Estimated Peak work force: about 300

1

AMHERSTBURG II SOLAR ENERGY PROJECT AT A GLANCE:
(data provided by Enbridge)
Capacity peak: about 15 MW
Project area: 154 acres (62 hectares)
Net area of solar panels on site: 43 acres (17 hectares)
Approximate number of solar panels: 244,000
Annual yield: around 23 million kWh (corresponding to the annual consumption of about 2,400 homes)
CO2 savings: about 7,500 tonnes per year
Estimated peak work force: 300 to 400
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,500 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
About First Solar
First Solar manufactures solar modules with an advanced semiconductor technology and provides comprehensive photovoltaic (PV) system solutions. By continually driving down manufacturing costs, First Solar is delivering an economically viable alternative to fossil-fuel generation today. From raw material sourcing through end-of-life collection and recycling, First Solar is focused on creating cost-effective, renewable energy solutions that protect and enhance the environment. For more information about First Solar, please visit www.firstsolar.com.

For Enbridge Investors
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
For First Solar Investors
This release contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this release do not constitute guarantees of future performance. Those statements involve a number of factors that could cause actual results to differ materially, including risks associated with the company’s business involving the company’s products, their development and distribution, economic and competitive factors and the company’s key strategic relationships and other risks detailed in the company’s filings with the Securities and Exchange Commission. First Solar assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.

2

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Media	Investment Community
Jennifer Varey	Guy Jarvis
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 231-5719)
Email: jennifer.varey@enbridge.com	Email: guy.jarvis @enbridge.com
Website: www.enbridge.com
First Solar, Inc.

Media Contacts	Investor Contact
United States:	Larry Polizzotto
Alan Bernheimer, (602) 414-9361	(602) 414-9315
media@firstsolar.com
Europe:
Brandon Mitchener, +49-6131-1443-399
media@firstsolar.com

3

NEWS RELEASE
Enbridge to Increase Investment in Noverco
CALGARY, Alberta, February 3, 2011 — Enbridge Inc. (TSX, NYSE: ENB) announced today that it will invest $145 million to acquire an additional 6.8% interest in Noverco from Laurentides Investissements (SAS), a subsidiary of GDF SUEZ bringing its total interest to 38.9%. Trencap, a partnership managed by the Caisse de Depot et Placement du Quebec (the Caisse), will acquire Laurentides Investissements’ remaining 10.8% interest in Noverco, following which Enbridge and Trencap will become the sole shareholders of Noverco. The transaction is expected to close later in the year once all regulatory approvals have been received.
Noverco is a holding company that owns 71% of the Gaz Metro Limited Partnership (Gaz Metro) which owns gas distribution and gas pipelines assets in the province of Quebec and gas and electric power distribution and transmission assets in the State of Vermont. Noverco also owns approximately 9% of the common shares of Enbridge Inc.
“Enbridge is pleased to have this opportunity to increase our indirect interest in Gaz Metro, and to reinforce our strategic relationship with Trencap and the Caisse,” said Richard Bird, Enbridge’s Executive Vice President, Chief Financial Officer and Corporate Development. “Gaz Metro is a good fit with Enbridge’s investor value proposition of reliable earnings performance and substantial dividend payout. We like the long term economic potential of the natural gas infrastructure business in Quebec, and we look forward to continuing to work with Gaz Metro management and board of directors to enhance the value of this business. This investment, though modest in size, will be accretive to Enbridge’s earnings per share in 2011, and increasingly so in future years. It also simplifies the ownership of Noverco which paves the way for further expansion of this strategic relationship.”
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,500 people, primarily in Canada and the U.S. ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Guy Jarvis
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5719
Email: jennifer.varey@enbridge.com	Email: guy.jarvis@enbridge.com

NEWS RELEASE
Enbridge Board Recommends 2-for-1 Stock Split
CALGARY, Alberta, February 22, 2011 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that its Board of Directors will recommend that shareholders approve a two-for-one stock split at the Company’s Annual and Special Meeting of Shareholders on May 11, 2011. In addition to shareholder approval, the stock split is subject to regulatory approvals. Upon completion of the stock split, the number of outstanding shares would double from approximately 385 million to approximately 770 million. Enbridge’s last stock split occurred in May 2005.
“This proposed stock split reflects the Board’s and Management’s continuing confidence in Enbridge’s business fundamentals and ability to deliver solid earnings and cash flow in the future. Based on the average annual growth in earnings per share of 10% which we expect through the middle of the decade, we continue to see valuation upside in our shares,” said Patrick D. Daniel, President & Chief Executive Officer, Enbridge Inc. “The proposed split would keep the trading range of the shares better aligned with our peers in the energy infrastructure business. It would also make Enbridge stock more accessible to retail shareholders and should enhance liquidity for our investors.”
If approved by shareholders on May 11, 2011, and subject to regulatory approvals, the record date for the stock split is expected to be May 25, 2011. As of that date, each shareholder of record would receive one additional common share for each common share currently held. Subject to the preceding approvals and pursuant to the rules of the Toronto Stock Exchange, Enbridge’s common shares would commence trading on a divided basis at the opening of business on May 20, 2011, which is the second trading day preceding the record date. Subject to similar approvals, the trading of the common shares on a divided basis on the New York Stock Exchange would occur on May 20 as well. Enbridge will announce the results of the shareholder vote in respect of the proposed stock split following the meeting and vote. If approved, it is anticipated that new Enbridge stock certificates would be mailed shortly after May 25, 2011.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether s a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Guy Jarvis
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5719
Email: jennifer.varey@enbridge.com	Email: guy.jarvis@enbridge.com

NEWS RELEASE
Enbridge Clarifies Dates for Proposed 2-for-1 Stock Split
CALGARY, ALBERTA, February 25, 2011 - Enbridge Inc. (TSX:ENB) (NYSE:ENB) today provided clarification with respect to the proposed two-for-one stock split announced February 22, 2011.
If approved by shareholders at the Company’s Annual and Special Meeting May 11, 2011, the record date for the stock split is expected to be May 25, 2011. As of that date, each shareholder of record would receive one additional common share for each common share he or she holds. New Enbridge stock certificates are expected to be mailed beginning May 31.
For shares trading on the Toronto Stock Exchange:
Subject to the preceding approvals and pursuant to the rules of the Toronto Stock Exchange, Enbridge’s common shares would commence trading on a divided basis at the opening of business on or about May 20, 2011, which is the second trading day preceding the record date.
For shares trading on the New York Stock Exchange:
Subject to similar approvals, the trading of the common shares on a divided basis on the New York Stock Exchange would occur on or about June 1, 2011, after the expected May 31, 2011 delivery of share certificates to registered holders of Enbridge common shares.
Enbridge will announce the results of the shareholder vote in respect of the proposed stock split following the meeting and vote May 11.
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Guy Jarvis
Investment Community
(403) 231-5719
Email: guy.jarvis@enbridge.com
Website: www.enbridge.com